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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

      UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                       TELTRAN INTERNATIONAL GROUP, LTD.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                        DELAWARE
              (STATE OR OTHER JURISDICTION                                       11-3172507
           OF INCORPORATION OR ORGANIZATION)                        (I.R.S. EMPLOYER IDENTIFICATION NO.)

                           ONE PENN PLAZA, SUITE 4632
                            NEW YORK, NEW YORK 10119
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (212) 643-1283
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

          SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

                                                                                   NAME OF EACH EXCHANGE ON WHICH
                     TITLE OF EACH CLASS TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED

                                 Not applicable                                            Not applicable

          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I


                                    BUSINESS



ITEM 1. DESCRIPTION OF BUSINESS.



INTRODUCTION GENERAL



     Teltran International Group, Ltd. (the "Company") was originally incorporated in Utah as Spectratek Incorporated in July 1983, and was subsequently reincorporated in Delaware as Teltran International Group, Ltd. on October 6, 1997. Through its wholly owned subsidiary Teltran International, Inc. ("International") the Company is primarily engaged in the international telecommunications business. Prior to April 1998 the Company was essentially a start-up venture. Thereafter the Company commenced services to provide a voice over Internet Protocol (VoIP) service capable of transmitting traditional telephone messages over the Internet. VoIP, also known as Internet Telephony uses Internet Protocol and voice messaging gateways to receive voice messages, convert them into digital data packets, transmit them over the Internet at high speeds and retranslate them back into voice messages with digital clarity at the call receiver's end. In October 1998 International entered into additional arrangements that included the ability to sell Internet telephony time.



INDUSTRY BACKGROUND



     During the last fifteen years international telecommunications have changed dramatically. Deregulation has resulted in the end of monopoly and a proliferation of competitors. In addition, international agreements among most industrial nations have opened telecommunication markets to competition and foreign ownership. At the same time technology changed, adding to the overall efficiency of telecommunication services and increasing capacity and the quality of sound dramatically. These factors have also combined to reduce costs significantly. With the advent of new technology came the development of new methods of completing calls and reducing costs. One of the most prominent methods is called refiling, which is the routing of calls from country A to country B for termination in country C. Because of the above mentioned changes, the rates charged callers using re-filed calls among the three countries is less than the rate they would otherwise pay for a connection directly between country A and country C.



     Re-filing is typically achieved through a series of resale arrangements among carriers often involving the wholesale purchase of services on a per-minute basis by one long distance provider from another. A single international call may pass through the facilities of multiple long distance carriers and resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call--i.e., connects it to a local telephone user. Re-filing has caused the emergence of alternative international providers that rely, at least in part, on transmission services acquired on a wholesale basis from other long distance providers. These international providers include entities whose business is purely to act as a reseller with no independent system to originate or terminate calls and no equipment except the connection of the resellers source of telecommunication's time to its customer.



     The advent and proliferation of Internet Protocol, the computer language protocol used to transmit data over the Internet and to manage networks, has added to the options available for international telephone service. Internet Telephony uses Internet Protocol and voice messaging equipment, or gateways, to receive voice messages, convert them into digital data packets, transmit them over the Internet at high speeds and retranslate them back into voice messages with digital clarity at the call receiver's and. The Internet Telephony industry began in 1995, when experienced Internet users began to transfer voice messages from one PC to another. Subsequently, software was introduced which allowed PC users to place international calls via the Internet to other PC users for the price of a local call. Initially, the growth of Internet Telephony was constrained due to the poor sound quality of the calls and because calls were mainly limited to those placed from one PC to another. However, as the industry has grown, substantial improvements have been made. New software has substantially reduced delays and improved voice quality. The use of private networks or intranets to transmit calls as an alternative to the public Internet has also helped to alleviate capacity problems. Developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet Telephony.



     Internet Telephony provides customers with substantial savings compared to conventional long distance calls, because the total cost of an Internet telephone call is based on the local calls to and from the gateways of the respective Internet providers, thereby bypassing the international settlements process which requires utilizing the more expensive transoceanic fiber networks of traditional carriers.



BUSINESS HISTORY



     Initially the Company intended to concentrate its efforts on establishing and operating a global messaging business. Pursuant to that strategy it intended to provide its customers with a universal mailbox and a platform that was capable of generating multimedia broadcasts of messages and documents received by the client. In other words, the messages could be faxed or otherwise delivered to various locations within the enterprise. As an adjunct to its global messaging service the Company also intended to provide enhanced fax services including fax broadcasting. The Company postponed its efforts to provide global messaging services because of its then inability to obtain financing for equipment and due to the new opportunities in the industry presented by Internet telephony. It derived insignificant revenues from the provision of global messaging services for clients through April 1998. After April 1998, the Company focused its efforts on exploiting opportunities in Internet Telephony and derived revenues providing services as a refile hub for OzEmail Interline Pty, Limited ("OzEmail"). OzEmail is a subsidiary of OzEmail Limited, a major Internet provider in Australia.



THE OZEMAIL SYSTEM



     OzEmail has assembled a consortium of companies in various countries as affiliates to establish an Internet network for the transmission and receipt of its "Voice over Internet Protocol" (VoIP) service worldwide--OzEmail's version of Internet Telephony. OzEmail developed proprietary hardware and software technology utilized in the transmission, routing and connecting of communications, including voice telephony, fax and other transmissions, through the Internet system and other conventional systems as public switched networks. The proprietary hardware consists of equipment known as a voice interface nodes or VINs. The VIN, sometimes referred to as a "gateway," contains OzEmail's proprietary software and receives voice transmissions, converts such transmission to digital data and routes them over the Internet. A VIN is also used to reconnect the digital data to voice transmission or the receiving end of the call.



     OzEmail has licensed the proprietary software and VINs and other trade secrets to provide or establish a network in the country in which the provider or affiliate is located. OzEmail joins the providers in various countries to provide international service. Each provider furnishes termination service in its territory enabling providers in other countries to route the calls to the local provider which in turn terminates their calls in the territory over conventional public switched telephone networks. The provider receives a termination fee. The provider is required to market the OzEmail service in its territory offering origination calling services through OzEmail systems. The local provider is required to pay a fee to OzEmail for all international services of the provider's customers routed through the OzEmail network. The heart of the system is the VIN, each of which is capable of handling a fixed number of calls. Each provider is required to purchase sufficient VINs from OzEmail to service its customers. As a VIN can only handle a finite number of calls, several VINS may be required for each customer. Generally, the customer of the provider is a telecom wholesaler or a pre-paid calling card service, calling center or other entity seeking to provide international calling to its customers.



     Basically, the client of the provider's customers originate a local call through the Internet which connects to a VIN which transmits the call over Internet protocol to a VIN of a provider located in the foreign country. The call is then connected to the domestic local telephone network. All the calls are processed by the control node of OzEmail which is also used for billing, rating and verification purposes. If no provider has been appointed in the country of destination, the call will be routed through a refile provider in a third country for the least expensive routing.

OZEMAIL/TELTRAN



     In 1998 the Company was appointed as a refile hub for OzEmail in the United States for calls terminating in countries without OzEmail affiliates. As a refile hub, the Company received calls for the OzEmail system and directed them through the least expensive routing to countries which have no OzEmail Internet termination. The Company derived revenues from this activity in 1998 but believes this source will decline as OzEmail obtains a greater number of countries with affiliates where calls can be completed entirely through the OzEmail network without the necessity of re-filing. In October 1998 the Company was appointed a non-exclusive OzEmail affiliate in the United States. This enables the Company to sell international voice telephone availability through the OzEmail Internet system utilizing OzEmail technology and protocols. In such capacity, called an Internet Telephony Service Provider ("ITSP"), the Company's main focus has been the wholesaling of Internet Telephony capacity from North America to other locations around the world within the OzEmail network. OzEmail requires its affiliates to purchase a sufficient number of VINs to provide their services and to test them over a period of several weeks to determine the quality of service to the particular destination. Generally VINs cost an average of $9,000 each. The Company has purchased twelve VINs for an aggregate cost of $108,000 to service its existing clients. All of the Company's VINs are installed at a technical facility operated by an unaffiliated party located close to the Company's office in New York City.



     Prior to June 1999 the Company did not derive significant revenues from its affiliate operations. In early 1999, the Company entered into arrangements to provide affiliate services to the Netherlands Antilles and South Africa. It took the Company or its clients a substantial period of time to complete testing, obtain compatible equipment and software and to complete arrangements with local telephone companies. In June 1999 the Company began service to the Netherlands Antilles and South Africa. Additional services are to commence to these countries in July 1999. As an affiliate, the Company also provides termination services in the United States. Service began in April 1999. Up to June 1999 the Company derived little or no revenues from this service. The Company has, also, subject to the final approval of contracts, received permission from OzEmail to act as an affiliate in Pakistan, Israel, Bangladesh and the United Kingdom. This will enable the Company to originate calls over the OzMail System in the United States and complete the call itself in these countries. This will provide the Company with the ability to receive revenues from both ends of a call. The Company contemplates entering into arrangements with local partners to implement foreign affiliate arrangements.



OZEMAIL AGREEMENTS



     The Company's affiliate arrangements consist of two, three-year agreements each expiring May 19, 2002. The Interconnectivity and Support Agreement enlists Teltran, as a non-exclusive affiliate into OzEmail's international consortium of companies. As an affiliate, Teltran is authorized to operate the OzEmail system in the United States and to transmit Internet telephony calls worldwide over OzEmail's interconnected systems. The Company must purchase the necessary VINs from OzEmail to provide the service and is also obligated to provide termination services for a fee for the benefit of providers or affiliates in other countries. The Agreement provides for fees payable to OzEmail by the Company for calls originating through the Company and by OzEmail to the Company for termination services. The USA Intellectual Property License Agreement grants Teltran a non-exclusive license for three years to use OzEmail's software, hardware, intellectual property, advertising/promotional material, etc. to perform services under the Interconnectivity and Support Agreement. This Agreement requires the Company to pay royalties to OzEmail based on the services performed as an affiliate. The Company also entered into a Telecommunications Service Agreement permitting the Company to act as an OzEmail refile hub. This Agreement expires in October 2000 unless terminated sooner.



GOVERNMENT REGULATION



     The Company is licensed as an international reseller pursuant to
Section 214 of the Federal Communication Act. This regulation does not impose significant restrictions on the Company's daily operations. The Company, however, is also affected by foreign regulators or foreign government owned telephone systems. The Company or its affiliates may be required to obtain permission in connection with its client contracts. It will also be subject to foreign regulations if it is able to establish affiliates in foreign countries.



MARKETING/CUSTOMERS



     The Company will market its resale service as part of the OzEmail network to other carriers, wholesalers, call centers, international phone card providers and others. During 1998 the Company's principal customer was OzEmail pursuant to the refile arrangement. During 1998 the Company received approximately 79.3% of its revenues from OzEmail. The Company does not anticipate that it will derive significant refile revenues from OzEmail in the future. As a result of resale arrangements entered into by the Company, the Company does not believe it is dependent upon OzEmail as a refile customer. The Company derived 17.1% of its revenues in 1998 from Telecom 2000 for providing it with domestic long distance capacity. This arrangement has terminated.



     The Company markets its service through its executive officers, one of whom is the Vice President of Sales and Marketing. The Company has also entered into non-exclusive arrangements with agents who will receive a commission from the revenues generated any customer of the Company introduced by an agent.



COMPETITION



     Currently, the Company competes with numerous other long distance resellers and providers. The Company believes its significant competition will be other independent resellers and providers including providers of competing voice telephony systems. Other competitors may include large carriers such as AT&T, MCI/WorldCom and Sprint, other providers of international long distance services such as STAR Telecommunications, Inc., and corporate alliances that provide wholesale carrier services, such as "Global One". In addition, the Company has a non exclusive affiliate arrangement with OzEmail, therefore OzEmail is free to appoint other affiliates which may result the Company facing substantial competition from within the OzEmail system. Many of the Company's competitors are significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company.



     The Company competes for customers in the telecommunications markets primarily based on price and, to a lesser extent, the type and quality of service offered. Increased competition could force the Company to reduce its prices and profit margins if its competitors are able to procure rates or enter into service agreements that are comparable to or better than those the Company obtains, or are able to offer other incentives to existing and potential customers.



EMPLOYEES



     The Company has six full-time employees, five of whom are engaged in executive and technical functions and one of whom is a clerical employee. The Company also employs a bookkeeper on a part-time basis. The Company also utilizes consultants.



TECHNICAL FACILITY



     The Company has an oral arrangement with an unaffiliated party pursuant to which the Company's technical equipment is housed and maintained at this party's facility in New York City located on the same block as the Company's headquarters. All equipment, connections and telephone lines between the Company and its customers and overseas providers are located at this facility. The Company utilizes the owner's switches to effect these connections.



OMNICOM



     In May 1999 the Company acquired all the shares of Omni Communications, Inc. "Omnicom" is an authorized agent of UniDial Communications, which operates as an independent network of telecommunications resellers. The Company believes this acquisition will increase its capacity to deliver telecommunications services to its customers.

INTERNET PORTAL



     Because it presented an opportunity which could be accomplished inexpensively, in February 1999 the Company instituted a web portal. A portal is a website which enables the user to access various other web sites without multiple steps thereby saving the user time. The Company believes that maintaining an Internet portal will assist it in establishing a presence as an Internet service provider. While maintaining a website is not related to the Company's Internet telephony business, the Company believes creating an Internet environment will enhance the brand recognition of the Teltran name and could potentially establish the Company as a well regarded Internet brand. The Teltran portal contains direct links to many commerce sites, including Amazon.com the Internet bookseller. Recently, the Company provided access to brokerage firms through the portal and anticipates receiving payment from brokerage firms utilizing this service based on customers' business introduced to the brokerage firm through the portal. The Company has affiliate arrangements with retailers pursuant to the Company will receive a percentage of revenues generated by consumers accessing the site through the Company's portal. The Company proposes to sell advertising on its website if the "hits" or number of times the website is visited exceeds 1,000,000 hits (per month). Based on daily hits of over 35,000 by the end of June, the Company has determined to offer advertisements on its portal commencing in the third quarter. The Company believes, therefore it will achieve the proposed number of "hits" by late summer or early fall.



     The Company is also engaged in additional activity through its web portal. It is finalizing an arrangement with Antra Music Group Ltd., a subsidiary of principal shareholder, to establish a website for the sale of music. Initially this website will be utilized as a vehicle to sell records belonging to an unaffiliated third party.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this prospectus.



GENERAL



     Prior to April 1998 the Company was essentially a start-up venture. During 1998 most of its revenues were derived from acting as an OzEmail refile hub in the United States. During 1999 these revenues were diminishing and the Company devoted its efforts to promoting our affiliate arrangements with OzEmail as well as establishing businesses for its web portal. Therefore comparisons between 1998 and 1999 will be of limited value.



     During the balance of 1999 and early 2000 the Company's Plan of Operation is to



     o enter into and implement arrangements to provide wholesale customers in the United States with Internet telephony over the OzEmail system. The Company has already entered into three agreements, two of which commenced in June and the third is scheduled to commence in July 1999. The Company is negotiating additional similar arrangements. Each of these arrangements requires the Company to expend money for equipment purchases and the payment of various fees.



     o seek to enter into arrangements to become an affiliate of OzEmail in additional countries. This, among other things, will enable the Company to provide economic services from the United States to those countries and participate in revenues on both ends of a call. We have received OzEmail's permission to establish affiliates in Bangladesh, Pakistan and Israel. It is seeking to finalize our arrangement in Pakistan. It is also negotiating to acquire an entity in England which will enable the Company to become an affiliate in the United Kingdom and Ireland.



     o develop its portal and provide other related businesses utilizing the Company's portal. These including offering advertising on the Internet developing additional sales affiliate arrangements with others on the Internet. The Company also plans through its proposed joint venture to operate a website for the sale of music.



     o continue to augment other aspects of its telecommunications business as well.



     There can be no assurance that the Company will be able to successfully implement its plan.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)



     The Company's revenues were approximately $83,459 for the first quarter of 1998 while the Company received no revenues in the comparable quarter in 1998. This increase was due to the Company's generation of sales of its services as an affiliate in the OzEmail system.



     In spite of the increase in sales, the Company incurred net losses of ($418,788) in the first quarter of 1999 which was an increase from the net loss of ($114,843) in the first quarter of 1998. This increase was primarily due to an increase in salaries, professional and other expenses which were associated with the OzEmail affiliates business. Unless the Company obtains additional customers or otherwise expands its revenue base its accounts receivable and revenues may be concentrated in one or two customers.



YEAR ENDED 1998 COMPARED TO YEAR ENDED 1997 (UNAUDITED)



     The Company's revenues were approximately $535,000 for 1998 while it received no revenues in 1997. Over 70% of our revenues in 1998 were derived from OzEmail for acting as a refile hub. Revenues to be derived from this activity will decline in 1999.



     The Company's operating expenses during 1998 were approximately $709,400 compared to approximately $827,800 during the prior year. The reduced expenses were primarily attributable to decline in salary expense in 1998 resulting from a reduction in staff.



     Since the Company did not commence income producing operations until 1998, it does not believe that either 1997 or 1998 are any indication of its future operations. The Company anticipates that the year 1999 will be the first full year of operations and that its revenues will be derived from businesses not conducted in 1998.



     The minimum monthly payments for the balance of the year to the Company under new agreements will exceed total revenues in 1998. Based on these agreements and other activities the Company believes that it will have substantially increased revenues in 1999 as it begins to derive revenues from its voice telephony operations.



LIQUIDITY



     The Company had a negative working capital of approximately $75,700 as at March 31, 1999 compared to a negative working capital or approximately $98,000 at March 31, 1998. The increase was primarily attributable to reduction of debt resulting from conversion of debt in 1999. Also during 1998 the Company financed a portion of its receivables through a factoring arrangement. Since
December 31, 1998 the Company received gross proceeds of $650,000 from the sale of convertible notes and exercise of warrants. All the notes have been converted into equity and we have been able to repay and terminate our factoring arrangement. In June 1999 the Company completed a private placement of shares of Common Stock and received approximately $1,240,000. Upon effectiveness of this registration statement and in the absence of adverse changes these purchasers are obligated to pay us another $400,000 for additional shares.



     At the present time the Company is aware of only two substantial capital expenditures. The Company may have to purchase VINs at $9,000 per VIN to enable it to perform future affiliate arrangements. All affiliate arrangements require us to pay fees to connect various segments of the call. The Company may also have to contribute up to $300,000 as its contribution to the proposed joint venture with Antra Music Group.



     Additional funds may be required when the Company forms joint ventures to establish foreign OzEmail affiliations and to pay for salaries under new employment agreements with management. The Company believes funds obtained and to be obtained from the sale of shares and cash flow for operations will be sufficient for working capital purposes until June 2000.



ITEM 3. DESCRIPTION OF PROPERTY



     The Company's executive offices are located at One Penn Plaza, New York, New York 10019, where it leases approximately 2,400 square feet pursuant to a lease that expires on February 28, 2003. The annual base rental for this space is approximately $90,000.

     The Company's telecommunication equipment is located and maintained at a separate facility owned by a third party. See Item 1--"Description of Business--Technical Facility."



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT



     The following table sets forth certain information regarding the aggregate and percentage ownerships of the Company's Common Stock as of June 15, 1999 for
(i) each person known by the Company to beneficially own more than five percent of the Company's Common Stock; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table below; and
(iv) all directors and executive officers as a group. The Company has filed a registration statement covering the sale of substantially all the Company's Common Stock owned by the individuals listed below. The address of each of the below listed individuals is c/o Teltran International Group, Ltd., One Penn Plaza, New York, New York 10119.



NAME                                                               NUMBER OF SHARES    BENEFICIAL OWNERSHIP PERCENTAGE
----                                                               ----------------    -------------------------------
Byron R. Lerner(1)..............................................       1,139,600                      8.4%
James E. Tubbs(1)...............................................       1,179,501                      8.7%
Martin Miller(2)................................................         513,000                      3.9%
Peter Biagioli..................................................         252,000                      1.9%
Anita Holdings Group............................................       2,100,000                     16.5%
All officers and directors as a group (4 persons)(1)(2)(3)......       3,084,101                     20.4%


------------------

(1) Includes currently exercisable options to purchase up to 822,501 shares of common stock.



(2) Includes currently exercisable options to purchase up to 513,000 shares of common stock.



(3) Includes currently exercisable options to purchase up to 252,000 shares of common stock.



                               MARKET INFORMATION



     Our Common Stock is currently quoted on the OTC Bulletin Board under the symbol "TLTG."



     Set forth below are the high and low closing bid quotations for our Common Stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.



PERIOD                                                         HIGH     LOW
------                                                         ----    -----
March 31, 1999..............................................
March 31, 1998..............................................   3.13    .4325
June 30, 1998...............................................   2.94     1.88
September 30, 1998..........................................   1.00      .75
December 31, 1998...........................................   1.19    .4325
March 31, 1997..............................................    .65      .40
June 30, 1997...............................................    .33      .22
September 30, 1997..........................................    .18      .11
December 31, 1997...........................................   .125     .125



     As of June 15, 1999, there were approximately 246 recordholders of the the Company's common stock, although it believes that there are more than five hundred beneficial owners of its common stock.



     The Company plans to retain most future earnings for use in its business. Nevertheless it has adopted a semiannual dividend policy to make a distribution to holders of record as at the end of March 31 and September 30. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon its earnings, financial condition and capital requirements.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The directors and executive officers of the Company are as follows:


NAME                                                    AGE                         POSITION
----                                                    ---                         --------
Byron R. Lerner......................................   55    President, Chief Executive Officer and Director
                                                              Executive Vice President, Chief Operating Officer and
James E. Tubbs.......................................   39    Director
Peter Biagioli.......................................   39    Vice President of Sales and Marketing
Martin Miller........................................   58    Director


     Byron R. Lerner has been Chief Executive Officer and President of the Company since June 1997 and a director of the Company since May 1996.
Mr. Lerner was Chief Financial Officer of the Company between May 1996 and June 1997. Between 1993 and 1995, Mr. Lerner was president of International of GlobalCom, a firm he founded which engaged in the resale of domestic and international long distance phone time. From 1990 to 1993 Mr. Lerner was president of L&S Communications, a reseller of domestic and international long distance telephone time.

     James E. Tubbs has been Executive Vice President and a director of the Company since May 1996. Between 1994 and 1995, Mr. Tubbs was President of OmniCom, a reseller of UniDial. From 1984 through May 1996 he was employed as an executive in various entities controlled by Brett Mussburger, the sports broadcaster. Simultaneously Mr. Tubbs was employed in various capacities as an executive in sports and entertainment matters by the networks which engaged
Mr. Mussburger.

     Peter Biagioli has been Vice President of Sales and Marketing of the Company since 1997. From February 1988 to January 1997 Mr. Biagioli was vice president of Worldwide Commercial Development for the Worldwide Manifest Division TNT Express. During the period November 1982 to January 1988 he was employed by Avis Rent A Car System Inc. as Regional Sales Manager for the New York Metropolitan market.

     Martin Miller has been a director of the Company since November 1995. Mr. Miller , for the past five years, has been a manager of corporate finance for Millport Ltd., presently a Bahamian based investment advisor of foreign investors.

ITEM 6. EXECUTIVE COMPENSATION.


     Information in this section is retroactively adjusted to reflect the five percent stock dividend to holders of record on June 3, 1999.


     The following table sets forth information concerning compensation paid or accrued by the Company or its subsidiaries for services rendered during the fiscal year ended December 31, 1998 to the Company's Chief Executive Officer no executive officer whose compensation exceeded $100,000 during its fiscal year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM
                                                                                  COMPENSATION
                                                                              ---------------------
                                                         FISCAL               SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                              YEAR      SALARY          OPTIONS (#)
---------------------------                              ------    -------    ---------------------
Byron E. Lerner President and Chief
  Executive Officer...................................    1998     $88,000           450,000
                                                          1997      37,500


     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

OPTION PLAN


     The Company has adopted a 1998 Stock Option Plan (the "Option Plan") for officers, employees and consultants of the Company and any of its subsidiaries authorizing the grant of options to purchase 3,150,000 shares of the Company's common stock all of which have been issued. As of May 31, 1999, options to purchase 1,975,000 shares of common stock were outstanding and options to purchase 1,025,000 shares of common stock were available for grant.



     The Option Plan is administered by the board of directors. In general, the board or a Committee thereof will select the persons to whom options will be granted and will determine, subject to the terms of the Option Plan, the number, the exercise period and other provisions of such options. The options granted under the Employee Plan will be exercisable in such installments as may be provided in the grant.



     Options granted to employees may be either incentive stock options under the Internal Revenue Code ("ISOs") or non ISOs. The board may determine the exercise price provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% of the voting power of the Company's stock) of the fair market value of the Company's common stock at the date of grant. The aggregate fair market value determined at time of option grant of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.



     The options are evidenced by a written agreement containing the above terms and such other terms and conditions consistent with the Plan as the Committee may impose. Each option, unless sooner terminated, shall expire no later than ten (10) years (five years in the case o ISOs granted to holders of 10% of the voting power of the Company's stock) from the date of the grant, as the Committee may determine. The Committee has the right to amend, suspend or terminate the Employee Plan at any time, provided, however, that unless ratified by the Company's stockholders no amendment or change in the Plan will be effective for limited maters including increase in the total number of shares which may be issued under the Plan or extending the term of the Employee Plan.


                      OPTIONS GRANTED IN LAST FISCAL YEAR


                                    NUMBER OF SHARES                               EXPIRATION
                                UNDERLYING OPTION GRANTED     EXERCISE PRICE          DATE
                                --------------------------    --------------    ----------------
Byron Lerner.................             210,000                 $  .36        December 8, 2008
                                           87,501                   1.66        December 8, 2008
                                           87,500                   2.85        December 8, 2008
                                           87,500                   4.75        December 8, 2008
James Tubbs..................             210,000                    .36        December 8, 2008
                                           87,501                   1.66        December 8, 2008
                                           87,500                   2.85        December 8, 2008
                                           87,500                   4.75        December 8, 2008



     The table below provides information concerning stock option exercises during the fiscal year ended December 31, 1998 and the value of unexercised options at the end of that fiscal year.



   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES



                                                                       NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED
                                                                         UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                               SHARES                        FISCAL YEAR END         ---------------------------
                                              ACQUIRED ON   VALUE      ---------------------------                     NON
NAME                                          EXERCISE      REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   EXERCISABLE
----                                          -----------   --------   -----------   -------------   -----------   -------------
Byron Lerner...............................       None        None         None         450,000          None        $



     The value of the in-the-money options is based on the market price of the common stock on December 31, 1998.

     In addition, on January 31, 1999 the Company issued options to purchase an additional 834,750 shares of common stock at $.56 per share exercisable immediately. Of these options 262,500 were issued to each of Messrs. Lerner and Tubbs and Martin Miller, directors of the Company. In May 1999 the Company granted options to purchase an additional 1,050,000 shares of its common stock at $3.85 per share. Of these, options to purchase 262,500 shares were issued to each of Byron Lerner, James Tubbs and Martin Miller. All of the options granted in 1999 vested immediately.


EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Byron Lerner, president and chief executive officer of the Company. The agreement is for a term of 37 months commencing March 1, 1999 and unless notice of non renewal is given at the end of first thirteen months or any year thereafter, the term of the agreement is extended for an additional year period. Mr. Lerner is to receive a base annual salary of $150,000 until August 1999 when the salary increases to $180,000. Starting in the second year of the agreement on April 1, 2000 the salary increases to $189,000 or $200,000 if the net income as defined in the agreement is at least $200,000. The salary increases thereafter at the rate of ten percent per annum. The agreement provides for a bonus pool which shall be equal to 15% of net income as defined in the agreement of which Mr. Lerner will receive a maximum of six (6%) of such pool. Mr. James Tubbs, a vice president, and chief operating officer has entered into an identical agreement with the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     All information in this action reflects the Company's 5% stockholder dividends to recordholders as of June 30, 1999.



     During and prior to 1998 an affiliate of Byron Lerner and James Tubbs each advanced the Company $100,000 each. In 1998 all these advances were converted into 525,000 shares of the Company's Common Stock. All these advances were interest free. Mr. Lerner has advanced approximately an additional $13,000 to the Company in 1998 and received an additional 68,250 shares of common stock.



     In April 1999, the Company and Antra Holding Group Inc. exchanged shares of each company's respective shares. The Company thus now owns 2,000,000 shares of Antra's common stock and Antra owns 2,100,000 shares of Teltran common stock. Antra is a public company engaged through subsidiaries in the music business. As a result of the transaction Antra may be deemed a principal stockholder of the Company.



     The Company has entered into an agreement with Antra which requires an adjustment in the shares delivered in connection with the above described exchange. If on the first business day of the year 2000 either Antra's shares or the Company's shares are trading less than 20% below the market price of the other party's shares, the party whose shares are trading lower must issue additional shares to the other party.



     The Company is also completing arrangements to form a joint venture corporation with Antra to market records with a subsidiary of Antra through a website to be established on the Internet using the Company portal. This new corporation will be owned equally by Antra and the Company and then each will be equally responsible for funding, and share equally in losses and profits. This venture initially will market records owned by an independent third party.



     As of May 1999 the Company acquired all the shares of Omni Communications Inc. "OmniCom" is an authorized agent of UniDial Communications, which operates an independent network of telecommunications resellers. Mr. James Tubbs received 105,000 shares of common stock of the Company. Mr. Tubbs is an officer and director of the Company.

ITEM 8. DESCRIPTION OF SECURITIES.


GENERAL


     The Company is authorized to issue 50,000,000 shares of its common stock, par value $0.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of June 15, 1999 11,929,705 shares of the Common Stock were outstanding (after giving effect to the Company's five percent (5%) stock dividends). No shares of Preferred Stock are currently outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

     In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights. There are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so.

TRANSFER AGENT

     The transfer agent for the Common Stock is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "TLTG."

     Set forth below are the high and low closing bid quotations for Company's Common Stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


PERIOD                                                                        HIGH       LOW
------                                                                        ----      -----
March 31, 1999.............................................................     --         --
March 31, 1998.............................................................   3.13      .4325
June 30, 1998..............................................................   2.94       1.88
September 30, 1998.........................................................   1.00        .75
December 31, 1998..........................................................   1.19      .4325
March 31, 1997.............................................................    .65        .40
June 30, 1997..............................................................    .33        .22
September 30, 1997.........................................................    .18        .11
December 31, 1997..........................................................   .125       .125



     As of May 31, 1998, there were approximately 240 recordholders of the Company's Common Stock, although the Company believes that there are more than five hundred beneficial owners of its Common Stock.


     The Company plans to retain any future earnings for use in its business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

ITEM 2. LEGAL PROCEEDINGS.


     Management of the Company is not aware of any legal proceedings, or pending legal proceedings, to which the Company is a party or to which its property is subject. A claim however has been made by a corporation for $304,000 representing amounts advanced on behalf of the Company to a potential reseller of telecommunications time to the Company. Such amount was to be held in escrow until commencement of the contract between the Company and the reseller by an agent appointed by the potential seller. The contract was aborted and the escrow agent failed to return the escrow funds. The claimant has requested the payment of the amount advanced with interest and alternately a participation in revenues which it believed arose from the relationship with the reseller. The claimant has failed to respond to the Company's communications for the past several months.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following sets forth information relating to all unregistered securities of the Company sold by it since December 31, 1995. As previously indicated, all share numbers have been adjusted retroactively to reflect a 1 for 20 reverse stock split on December 31, 1997.

     On May 1, 1996, the Company issued an aggregate of 500,000 shares of Common Stock to the stockholders of International in exchange for all of the outstanding capital stock of International.

     In June 1996 the Company issued 158,333 shares of its common stock in accordance with Regulation 504 of the Securities Act of 1933 for approximately $950,000.


     In February, 1998 the Company issued 500,000 to an affiliate of Bryon Lerner and an officer and director in satisfaction of indebtedness of $100,000. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.



     In May 1998 the Company issued 6,000,000 shares of its common stock to twenty unaffiliated entities which collectively had the right to participate in the Company's future earnings pursuant to agreement. These investors acquired the shares for investment. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.



     In July and January the Company issued its convertible notes in the aggregate principal amount of $850,000 to several foreign investors in a transaction exempt pursuant to Rule 504. In connection with the transaction the Company issued warrants to purchase an aggregate of 137,500 shares of its Common Stock various persons. All of the notes have been converted and all shares issued. Warrants were also issued pursuant to Rule 504 to acquire 137,500 shares of the Company have been exercised. In April 1999, the Company issued 2,000,000 shares of common stock to Antra Holdings Group, Inc. in exchange for 2,000,000 shares of that corporation's shares. The Company believes that the transaction was exempt from the regulatory requirements of the Securities Act pursuant to
Section 4(2).



     In June 1999 the Company issued 273,000 shares of its common stock to several investors pursuant to a transaction pursuant to Section 4(2) of the Securities Act of 1933.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Sixth of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Sixth of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to
(1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under
Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

                                    PART F/S

     See Index to Financial Statements and Financial Statements attached hereto.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.


EXHIBIT NO.   DESCRIPTION
-----------   -----------
     3.1       --   Certificate of Incorporation
     3.2       --   Certificate of Ownership and Merger of Spectratek Incorporation by Taltran International Group,
                    Ltd.
     3.3       --   Amendment to Certificate of Incorporation
     4         --   By-Laws
    10.1       --   1998 Stock Option Plan
    10.2       --   Employment Agreement between Byron Lerner and Registrant
    10.2(a)    --   Employment Agreement between James Tubbs and Registrant
    10.3       --   USA Interconnectivity and Support Agreement dated October 12, 1999 between Ozemail and Registrant
    10.4       --   USA Intellectual Property License Agreement dated October 12, 1999 between Ozemail and Registrant
    10.5       --   Telecommunication Services Agreement dated October 15, 1998 between Ozemail and Registrant
    10.6       --   Extension and Modification of OzEmail Agreement
    10.7       --   Subsequent Agreement dated June 10, 1999
    10.8       --   Memorandum agreement between Registrant and Antra Holdings Group, Inc.
    21.1       --   Subsidiary List
    23         --   Consent of Leibman Goldberg & Drogin LLP
    27         --   Selected Financial Data Schedule


ITEM 2. DESCRIPTION OF EXHIBITS.

------------------

* Filed herewith--other exhibits filed in connection with Registrant's Form SB-2 filed concurrently herewith and are incorporated by reference.

                                   SIGNATURES

     IN ACCORDANCE WITH SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED.


Date: July   , 1999


                                          TELTRAN INTERNATIONAL GROUP, LTD.

                                          By: /s/
                                              ----------------------------------
                                                       Bryon R. Lerner
                                             Chief Executive Officer, President
                                              (Principal Executive, Financial
                                                  and Accounting Officer)

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                                    CONTENTS

                                                                                                          PAGE
                                                                                                         -------
Independent Auditors' Report..........................................................................     F-1
Financial Statements:
  Consolidated Balance Sheets at December 31, 1998 and 1997...........................................     F-2
  Consolidated Statements of Operations for the years ended December 31, 1998 and 1997................     F-3
  Consolidated Statements of Stockholders' Deficit for the years ended December 31, 1998 and 1997.....     F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997................     F-5
  Notes to Consolidated Financial Statements..........................................................   F-6--F-9

                         LIEBMAN GOLDBERG & DROGIN LLP
                          Certified Public Accountants
                         591 Stewart Avenue, Suite 450
                          Garden City, New York 11530
                                 -------------
                               Tel (516) 228-6600
                               Fax (516) 228-6664


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Teltran International Group, Ltd. and Subsidiaries


     We have audited the consolidated balance sheets of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


February 22, 1999
Garden City, New York

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                                                         1998            1997
                                                                                     ------------    ------------
                                      ASSETS
Current Assets:
  Cash............................................................................   $      5,389    $      3,646
  Accounts receivable.............................................................         94,296              --
  Deferred financing costs--net of amortization...................................         19,797              --
                                                                                     ------------    ------------
     Total current assets.........................................................        119,482           3,646
                                                                                     ------------    ------------
Other Assets:
  Goodwill--net of amortization...................................................         37,588          40,273
  Organization expense--net of amortization.......................................             98             218
                                                                                     ------------    ------------
     Total other assets...........................................................         37,686          40,491
                                                                                     ------------    ------------
     Total assets.................................................................   $    157,168    $     44,137
                                                                                     ------------    ------------
                                                                                     ------------    ------------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Convertible debentures payable..................................................   $    180,488    $         --
  Loan payable....................................................................         50,000          50,000
  Due to factor...................................................................         65,193              --
  Accounts payable, accrued expenses and taxes payable............................        104,581          35,081
  Corporation taxes payable.......................................................            100             488
                                                                                     ------------    ------------
     Total current liabilities....................................................        400,362          85,569
                                                                                     ------------    ------------
Long-Term Liabilities:
  Notes payable...................................................................             --         250,000
  Loans payable--stockholders'....................................................          1,245          10,880
                                                                                     ------------    ------------
     Total long-term liabilities..................................................          1,245         260,880
                                                                                     ------------    ------------
     Total liabilities............................................................        401,607         346,449
                                                                                     ------------    ------------
Commitments and Contingencies
Stockholders' Deficit:
  Preferred stock, $.001 par value per share, 5,000,000 shares authorized and -0-
     shares issued and outstanding................................................
  Common stock, $.001 par value per share, 50,000,000 shares authorized and
     7,697,295 and 915,637 shares issued and outstanding in 1998 and 1997
     respectively.................................................................          7,697             916
  Additional paid in capital in excess of par value...............................      2,002,359       1,501,928
  Deficit.........................................................................     (2,254,495)     (1,805,156)
                                                                                     ------------    ------------
     Total stockholders' deficit                                                         (244,439)       (302,312)
                                                                                     ------------    ------------
     Total liabilities and stockholders' deficit..................................   $    157,168    $     44,137
                                                                                     ------------    ------------
                                                                                     ------------    ------------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                   1998         1997
                                                                                 ---------    ---------
Revenues:
  Sales.......................................................................   $ 535,197    $      --
Cost of Sales:
  Purchases...................................................................     244,832           --
                                                                                 ---------    ---------
Gross profit..................................................................     290,365           --
                                                                                 ---------    ---------

Expenses:
  Salaries....................................................................     143,356      371,379
  Outside services............................................................     271,850      112,032
  Professional fees...........................................................      49,531       21,274
  Fees--other.................................................................       9,384        1,003
  Payroll taxes...............................................................      14,878       28,386
  Leasing expense.............................................................      11,446           --
  Travel......................................................................      93,701       21,219
  Insurance...................................................................      28,863       33,573
  Rent........................................................................      48,834       36,532
  Office expense..............................................................       3,435      170,618
  Miscellaneous...............................................................       3,908        4,275
  Telephone...................................................................       6,088       27,369
  Amortization expense........................................................      24,083          120
                                                                                 ---------    ---------
     Total expenses...........................................................     709,357      827,780
                                                                                 ---------    ---------
Loss from operations..........................................................    (418,992)    (827,780)
Interest expense..............................................................      29,959           --
                                                                                 ---------    ---------
Loss before provision for income taxes........................................    (448,951)    (827,780)
Provision for income taxes....................................................         388          464
                                                                                 ---------    ---------
Net loss......................................................................   $(449,339)   $(828,244)
                                                                                 ---------    ---------
                                                                                 ---------    ---------
Net loss per share of common stock based upon 7,697,295 and 915,637 (weighted
  average) shares issued, respectively........................................   $   (0.06)   $   (0.90)
                                                                                 ---------    ---------
                                                                                 ---------    ---------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                  COMMON STOCK            CAPITAL
                                                             -----------------------    IN EXCESS OF
                                                               SHARES        AMOUNT      PAR VALUE         DEFICIT
                                                             -----------    --------    -------------    -----------
Balance--March 1, 1996....................................     5,145,491    $  5,145     $   588,550     $  (550,478)
  March, 1996 Teltran Merger..............................    10,000,000      10,000
  July, 1996 issuance of 3,166,667 shares.................     3,166,667       3,167         946,833
  Adjustment re: merger elimination entries...............                                                    31,273
  Net loss for the year...................................                                                  (457,707)
                                                             -----------    --------     -----------     -----------
Balance--January 1, 1997..................................    18,312,158      18,312       1,535,383        (976,912)
  Adjustment re: promissory note..........................                                   (50,851)
  Reverse stock split 1:20 - December 1, 1997.............   (17,396,521)    (17,396)         17,396
  Net loss for the year...................................                                                  (828,244)
                                                             -----------    --------     -----------     -----------
Balance--December 31, 1997................................       915,637         916       1,501,928      (1,805,156)
  Issuance of shares in consideration of joint venture
     termination..........................................     6,000,000       6,000         284,000              --
  Issuance of shares re: conversion of debt...............       281,658         281         116,931              --
  Issuance of shares re: payment of stockholder's loans...       500,000         500          99,500              --
  Net loss for the year...................................            --          --              --        (449,339)
                                                             -----------    --------     -----------     -----------
Balance--December 31, 1998................................     7,697,295    $  7,697     $ 2,002,359     $(2,254,495)
                                                             -----------    --------     -----------     -----------
                                                             -----------    --------     -----------     -----------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                             1998         1997
                                                                                           ---------    ---------
Cash Flows from Operating Activities:
Net loss................................................................................   $(449,339)   $(828,244)
Adjustment to reconcile net loss to net cash (used in) operating activities:
  Amortization expense..................................................................      24,083          120
  (Increase) in accounts receivable.....................................................     (94,296)          --
  (Increase) in deferred financing costs................................................     (55,875)          --
  Cash advances from factor (net of repayments).........................................      65,193           --
  Increase in accounts payable and accrued expenses.....................................      69,112        5,613
                                                                                           ---------    ---------
     Net cash (used in) operating activities............................................    (441,122)    (822,511)
                                                                                           ---------    ---------
Cash Flows from Financing Activities:
  Issuance of convertible debentures....................................................     180,488           --
  Cash received from issuance of common stock...........................................          --      602,300
  Conversion of convertible debenture--stock issued.....................................     119,512           --
  (Decrease) in loan payable............................................................     (50,000)          --
  Proceeds from loan payable............................................................      50,000           --
  (Decrease) in notes payable...........................................................    (250,000)          --
  Decrease in loans payable--stockholders'..............................................     102,865           --
  Issuance of stock for notes payable...................................................     290,000           --
  Cash received as advances from investors..............................................          --      199,149
                                                                                           ---------    ---------
     Net cash provided by financing activities..........................................     442,865      801,449
                                                                                           ---------    ---------
Net increase (decrease) in cash.........................................................       1,743      (21,062)
Cash--January 1,........................................................................       3,646       24,708
                                                                                           ---------    ---------
Cash--December 31,......................................................................   $   5,389    $   3,646
                                                                                           ---------    ---------
                                                                                           ---------    ---------
Supplemental Disclosures:
  Income tax............................................................................   $     625    $     464
                                                                                           ---------    ---------
                                                                                           ---------    ---------
  Interest paid.........................................................................   $  29,959    $      --
                                                                                           ---------    ---------
                                                                                           ---------    ---------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998


NOTE 1--OPERATIONS:

  Nature of Business:

     Teltran International Group, Ltd. through its wholly owned Subsidiary Teltran International, Inc. (the "Company") provides services for state of the art telecommunications.


     Effective March 1, 1996, the shareholders of Teltran International Inc. ("the Subsidiary"), a Delaware corporation, completed a stock exchange with Spectratek Inc., a Utah corporation, whereby all the common shares of the subsidiary, were exchanged for 10,000,000 common shares of Spectratek, par value $.001. The 10,000,000 shares represented approximately 67% of the then total issued and outstanding 15,145,491 shares of Spectratek Inc.


     On October 6, 1997, Spectratek merged with Teltran International Group, Ltd., a newly formed Delaware corporation with the surviving entity.

     Except as otherwise indicated by the context, references to "the Company" refer to Teltran International Group, Ltd. and the subsidiary.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation:

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated.

  Development Stage Activities and Operations:

     Prior to April 1998, the Company was a development stage activity. Since the Company now has continuing business revenues, comparative financial information does not include losses accumulated during the development stage period not part of the financial statement period.


     At December 31, 1998, the Company has a net operating loss carryforward of approximately $2,254,000 after limitations based on changes in ownership.


     Basic loss per share was computed by dividing the Company's net loss by the weighted average number of common shares outstanding during the period. There is no presentation of diluted loss per share as the effect of common stock options, warrants and convertible debt amounts are antidilutive. The weighted average number of common shares used to calculate loss per common share during 1998 and 1997 was 7,697,295 and 915,637 respectively.


     The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.


  Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

  Fair Value of Financial Instruments:

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents, accounts receivable and notes payable approximates fair value.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                               DECEMBER 31, 1998

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)
  Impairment of Long-Lived Assets:

     The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material.


  Revenue Recognition:



     Telecommunication revenues from services provided are recognized and billed as services are performed.


  Major Customer:

     During the year ended December 31, 1998, approximately 70% of the company's revenue was from one customer. Also, 65% of accounts receivable are from this customer who also was factored.


  Goodwill:



     Goodwill is stated at cost and is amortized on a straight line basis over a life of 15 years. Amortization expense is $2,685, for the year ended
December 31, 1998.



  Stock Options:



     The Company recognizes compensation for stock options granted to employees in accordance with Accounting Principles Board Opinion No. 25.


NOTE 3--NOTES RECEIVABLE:

     In July 1996, the Company issued 3,166,667 shares of common stock to investors for the sum of $950,000. During the year ended December 31, 1996, the Company received $347,700 and the balance of $602,300 was received during the year ended December 31, 1997.

NOTE 4--DUE TO FACTOR:

     In June 1998, the Company entered into a factoring agreement; financing the accounts receivable of their major customers. At December 31, 1998, the outstanding balance due to the factor, represents approximately 70% of the customers' open balance. Advances from the factor totaled $509,036 (before customer repayments) from June, 1998 to December, 1998 and were used to pay operating expenses as well as vendor purchases. In February 1999, the Company terminated the factoring agreement and paid the outstanding balance in full.

NOTE 5--NOTES PAYABLE:

     In August 1998, the Company issued $300,000 of convertible debentures due August 14, 1999 to non-related parties. The debentures accrued interest at 10%. The debentures are convertible into the Company's stock at $1.25 or 70% of the lowest closing bid price of the common stock, 30 trading days preceding the conversion date. During the period August through December 1998, $119,512 of debentures were converted to 269,158 shares of common stock. In connection with the transaction, the Company issued 30,000 warrants to purchase 30,000 shares of common stock at $1.25 per share. Financing costs of this transaction were deferred, and are being amortized to the convertible debentures maturity date.


     Prior to 1998, the Company received a loan in the amount of $50,000. During 1998, this loan was renegotiated and terms were extended. The loan is due upon notification from the maker or upon the anniversary date of the renegotiation.


     In November 1997, the Company entered into a joint venture agreement with a group of unrelated foreign investors which provided for their participation of future profits of the Company in return for cancellation of

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                               DECEMBER 31, 1998

NOTE 5--NOTES PAYABLE:--(CONTINUED)
indebtedness. In June 1998, the Company issued on aggregate of 6,000,000 shares to these investors in consideration of the termination of the joint venture.

NOTE 6--STOCKHOLDERS' DEFICIT:

     During the period August 1998 to December 31, 1998, the Company issued 269,158 shares of its common stock upon the conversion of $119,512 of the debentures referred to in Note 5.

     The Company also issued 500,000 shares of its common stock to related parties of an officer and an officer as repayment of $100,000 advanced to the Company during the year.


     The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.


     Upon completion of the reincorporation on October 6, 1997, the Company's capitalization consisted of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. On December 1, 1997, the shareholders approved a reverse one for twenty common stock split.

NOTE 7--COMMITMENTS AND CONTINGENCIES:


     The Company was a development stage company and had no significant revenues and limited financing during the first three months of 1998. Additionally, the Company, as shown in the accompanying consolidated financial statements, has an accumulated deficit of $2,254,495 at December 31, 1998 and incurred a net loss of $449,339 during the year ended December 31, 1998. Subsequent to June 30, 1998, the Company is no longer a development stage company since revenues are continuing.


     The Company rents its facility under a lease agreement through August 31, 2003.


     Future minimum lease payments under these agreements for the years ended December 31, are as follows:


1999....................................................................   $ 90,500
2000....................................................................     90,500
2001....................................................................     90,500
2002....................................................................     98,644
2003....................................................................     98,644
                                                                           --------
                                                                           $468,788
                                                                           --------
                                                                           --------

     Rent expense for the years ended December 31, 1998 and 1997 was $48,834 and $36,532, respectively.

NOTE 8--STOCK COMPENSATION PLAN:


     During the year ended December 31, 1998, the company granted 1,180,000 stock options, with a life of 10 years, to certain officers/directors, employees and non-employees that may be exercised at prices ranging from $.375 to $5.00 per share. Subsequent to December 31, 1998, the Company pursuant to the plan, granted 795,000 additional stock options, also with a 10 year life, to certain employees and non-employees that may be exercised at a price of $.59 per share. These options vested immediately upon the date of issuance.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                               DECEMBER 31, 1998

NOTE 8--STOCK COMPENSATION PLAN:--(CONTINUED)
     The following table summarizes certain information relative to stock options:


                                                                                        WEIGHTED AVERAGE
INCENTIVE STOCK OPTIONS                                                     SHARES      EXERCISE PRICE
------------------------------------------------------------------------   ---------    ----------------
Granted.................................................................   1,180,000         $ 1.69
Exercised...............................................................           0             --
                                                                           ---------
Outstanding--December 31, 1997..........................................           0             --
Expired/cancelled.......................................................           0             --
Granted.................................................................           0             --
                                                                           ---------
Outstanding--December 31, 1998..........................................   1,180,000           1.69
                                                                           ---------
                                                                           ---------
Exercisable--December 31, 1998..........................................     497,500           1.69
                                                                           ---------
                                                                           ---------


NOTE 9--SUBSEQUENT EVENT:

     In January 1999, the Company issued $550,000 principal amount of convertible debentures due to non-related parties. The debentures accrue interest at 10%, and are convertible into the Company's common stock at prices related to market. Subsequent to the issuance of the debentures, all the debentures were converted into shares.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER      DESCRIPTION
-----------   -------------------------------------------------------------------------------------------
     3.1       --   Certificate of Incorporation
     3.2       --   Certificate of Ownership and Merger of Spectratek Incorporation by Teltran
                    International Group, Ltd.
     3.3       --   Amendment to Certificate of Incorporation
    *4         --   By-Laws
    10.1       --   1998 Stock Option Plan
    10.2       --   Employment Agreement between Byron Lerner and Registrant
   *10.2(a)    --   Employment Agreement between James Tubbs and Registrant
    10.3       --   USA Interconnectivity and Support Agreement dated October 12, 1999 between Ozemail and Registrant
    10.4       --   USA Intellectual Property License Agreement dated October 12, 1999 between Ozemail and Registrant
    10.5       --   Telecommunication Services Agreement dated October 15, 1998 between Ozemail and
                    Registrant
    10.6       --   Extension and Modification Agreement
    10.7       --   Subsequent Agreement dated June 10, 1999
    10.8       --   Memorandum Agreement between Registrant and Antra Holdings Group, Inc.
    21.1       --   Subsidiary List
    23         --   Consent of Leibman Goldberg & Drogin LLP
    27         --   Selected Financial Data Schedule


------------------

* Filed herewith other exhibits filed in connection with the Registrant's
  Form SB-2 filed concurrently herewith and are incorporated by this reference.